March 10, 2009

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street NE
Washington, DC 20549-7010

RE:    Response to Review Letter Dated February 25, 2009
          Kimball International, Inc.
          Form 10-K for the fiscal year ended June 30, 2008
          Definitive Proxy Statement on Schedule 14A filed September 10, 2008
          Form 10-Q for the Fiscal Quarter Ended September 30, 2008
          Form 10-Q for the Fiscal Quarter Ended December 31, 2008
          File # 000-03279

Dear Mr. Cash:

We have received your letter dated February 25, 2009 containing an additional comment regarding our response to the SEC's review of Kimball International's Definitive Proxy Statement on Schedule 14A filed September 10, 2008. We have repeated your comments and inserted our response to your inquiry below.

Definitive Proxy Statement on Schedule 14A filed September 10, 2008

Annual Cash Compensation - Cash Incentive Compensation, page 10

  We note your response to prior comment 5. It is not clear how competitors would extract information from the profitability levels required for named executive officers to earn incentive bonuses to compete in the areas you cite: pricing, promotional programs, product development, and product distribution. Please note that it is not sufficient to merely conclude that disclosure would provide important insights that competitors could use to compete with the company. Please provide us with a more detailed analysis that specifically demonstrates the nexus between disclosure and the potential for competitive damage to result. Please also explain why the competitive harm would be likely to occur and what would make the harm substantial.

Kimball's Response: Our profitability levels ("Tiers"), as determined under the Kimball International Inc. 2005 Profit Sharing Bonus Plan ("Bonus Plan"), constitute confidential, proprietary financial targets which are derived by a calculation of a number of other proprietary business metrics. Disclosure of these business metrics would permit our customers and competitors to gain important competitive information about our pricing, promotional programs and product distribution and development, which would likely cause substantial competitive damage to Kimball.

Reasoned Analysis

Our Tiers are "economic profit" based and are thus a Non-GAAP financial measure. Instruction 5 to Item 402(b) requires disclosure as to how the Tiers are calculated from our audited financial statements. The Tiers are calculated based on our unique formula, using the judgment of management and the Compensation Committee of the Board of Directors and a blend of many forward-looking financial metrics from our confidential operating plans.

Setting the Tiers in any particular year requires an analysis of economic and market conditions, internal business unit strategic initiatives and financial forecasts, and management expectations of achievable and acceptable financial returns which can incent profitability and thus shareholder value. For our shareholders and other readers to be able to understand what the Tier levels represent with respect to our business, we would need to disclose all of the metrics and confidential factors that go into the Tier determination, including:

  Targeted economic capital deployed in the business (as defined by Kimball);
  Targeted rate of return on the capital;
  Planned new capital expenditures; and
  Cost of capital coverage ratio and its equivalent net income return on economic capital (amount by which return on capital exceeds the cost of capital rate).

In addition, judgment is also used by management and the Compensation Committee of the Board of Directors to allow for the addition, in limited circumstances, of "subsidies" which are credits applied to actual economic profit performance to act as an incentive for segment management to invest in strategic initiatives for long-term growth and margin improvement. For example, there could be a tendency for individual business units to take a short-term view and not deploy capital necessary to grow because such capital in the short term may have a certain amount of learning curve associated with it and therefore not generate enough earnings to exceed its cost of capital, which would thereby lower incentive compensation payments. To remove that risk, a subsidy is provided to offset the short-term effect of the cost of capital. Additionally, management and the Compensation Committee of the Board provides subsidies to assist business units that may be under-performing if certain market or overall economic circumstances dictate and therefore have employee retention risk. Plan participants have base salaries that have been reduced upon hire based on Targeted Cash Incentive payments that would be achieved only when performance reaches Tier 4 level, and so sustained performance below Tier 4 increases employee retention risk, and subsidies are provided to mitigate that risk in select situations. The subsidies are granted based on a review of the net income targets of the individual business units.

Disclosure of all of the above information would be required for shareholders and investors to understand how the Tiers are calculated and how they are then used throughout the year. Without detailing this information, shareholders and investors could not link the Tier levels to our reported GAAP financial reporting.

If the above information was provided in our Proxy Statement, we would be substantially harmed because our competitors and customers would use this information in significant areas which are the lifeblood of our business, as follows:

  Pricing - A significant portion of our sales are done on a contract basis for a discrete amount of product. Pricing negotiations are held frequently with existing customers along with new customers requesting quotes for new contracts. The nature of our markets is that customers often request detail cost make-up of their quoted price, meaning specifics as to the bill of material costs, labor routings on the factory floor, shop overhead to be applied to their products, SG&A, taxes, profit and capital deployed. They essentially want to negotiate down all components of the pricing to result in a lower quoted price. We have consistently declined providing all of this information to customers and have occasionally lost business as a result. Our strong belief is that if we provide our full cost make-up of our price quotes to customers, which would include the most contentious part which is our estimated profitability, our customers will do one of two things: they will either press us for price reductions as they will contest certain costs and profitability levels (especially if they are themselves operating at a loss), or they will take such information and provide it to competitors and ask them to beat our cost make-up. Depending upon the amount of excess capacity that a competitor may have at that point in time, they may find it advantageous to accept a lesser profitability level to gain access to the business and fill up their factories.

We disclose in the Proxy, and as noted above, Tier 4 is the "Targeted Cash Incentive" level for the NEOs, along with all the remaining participants in the Bonus Plan. If we were required to disclose our cost of capital coverage ratio and net income return on economic capital at each Tier level as suggested, a customer and/or competitor would know the return on capital necessary to achieve the Tier 4 incentive compensation level that is required for plan participants to earn the Targeted Cash Incentive. It will be clear to them that we likely are quoting a return on capital to allow our employees to at least be compensated at market value of base pay plus the Targeted Cash Incentive. The engineering teams of our customers frequently calculate the amount of capital deployed on our production lines dedicated to that customer, amount of planned inventory levels and the amount of planned accounts receivable levels based on agreed-to terms less estimated accounts payable to arrive at economic capital deployed. With the disclosure of our targeted net income return on capital, the customer or competitor can compute the amount of profit we are likely including in the quote and use that information against us to negotiate a lower quoted price or to ask a competitor to quote the contract at a lower total cost.

  Promotional Programs, Product Development & Product Distribution - These three areas are critical to the success of our products in the marketplace. Each requires substantial amounts of capital. With the disclosure of the economic capital deployed metric and related description of significant changes in the amounts of capital deployed, competitors would be able to see which segment and to what extent we plan to deploy additional capital, and also be able to see which markets we plan to deemphasize if reducing capital deployed. This would be most clear in those cases where we plan significant capital deployment which could have little short-term earnings relative to the cost of capital and, as noted above, we then would provide a subsidy to promote a longer-term view by our management team. Disclosing only the dollar amount of the subsidy would not be adequate to the full understanding of the Bonus Plan for that particular year and, therefore, it would need to be complimented with an appropriate description of why the subsidy is necessary, which could not be done without explaining our strategy and plan with respect to the promotional program, product development or product distribution plan. Disclosure of the details behind these subsidies would give a clear roadmap to our competitors of our future strategies, which they would then use to counter our plans and drive down our sales.

Conclusion

For the reasons stated above, we believe that the Tiers and the associated metrics and judgments used to calculate the Tiers are confidential and should not be disclosed publicly in the Compensation Discussion and Analysis. Disclosure would be giving our competitors and customers the essence of our business plans and given the very intense scrutiny we already receive on product costing and quoting from our customers, which has only been magnified with the current economic crisis, we believe the disclosure of the above information would cause swift and substantial harm to Kimball International and our shareowners.

* * * *

The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our response clearly and adequately addresses your questions and comments. However, if you should have further questions or require additional information, we will provide it to you promptly upon your request. If you would like to discuss our response, please call me at 812-482-8264.

Sincerely,

Robert F. Schneider
Kimball International, Inc.
Executive Vice President,
Chief Financial Officer